Exhibit 1

NOTICE OF PRIORITY SUBSCRIPTION IN TELEFÔNICA BRASIL’S
REGISTERED OFFERING

March 26, 2015. Telefônica Brasil S.A. (“Telefônica Brasil”) hereby notifies you that it launched a global offering of preferred shares, including in the form of American Depositary Shares (“ADSs”), on March 26, 2015. The global offering consists of an international offering of preferred shares (including preferred shares in the form of ADSs) outside Brazil and an offering of common and preferred shares in Brazil. The international offering is registered with the U.S. Securities and Exchange Commission (the “SEC”) in the United States, and the offering in Brazil is exempt from registration with the SEC under Regulation S of the U.S. Securities Act of 1933, as amended, and is in process of registration with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission (the “CVM”) in Brazil, which includes an authorization to use a prospectus in the Portuguese language. The offering will not be registered in any other country or jurisdiction. We filed a preliminary prospectus supplement in connection with the international offering with the SEC today pursuant to our existing registration statement filed with the SEC on March 26, 2015.

Each of Telefônica Brasil’s existing preferred shareholders as of April 1, 2015, the first record date, will be given the opportunity to subscribe for preferred shares in the Brazilian offering on a priority basis. The priority subscription period for related parties will begin on April 2, 2015 and end on April 6, 2015 and the priority subscription period for all other shareholders will begin on April 7, 2015 and end on April 14, 2015.

Priority subscription is not available to holders of ADSs.

An ADS holder that wishes to be eligible for priority subscription must make the necessary arrangements to cancel such holder’s ADSs and take delivery of the underlying preferred shares in a Brazilian account. An ADS holder will need to comply with applicable Brazilian regulations to hold the preferred shares in a Brazilian account, which such ADS holder should review with appropriate legal or other advisors. In order to become eligible to participate in the priority subscription in Brazil, an ADS holder must surrender their ADSs to Citibank, as Depositary, pay the Depositary’s cancellation fee of US$0.05 per ADS surrendered, and take delivery of the underlying preferred shares, as described above, by March 31, 2015 in order to become a record holder by April 1, 2015. An ADS holder wishing to participate in the priority subscription must verify the applicable procedures for surrender of ADSs with its broker. A holder of Telefônica Brasil preferred shares located outside Brazil must make certain representations set forth in the applicable reservation request concerning compliance with local law in the holder’s jurisdiction in order to participate in the priority subscription. The priority subscription is not available to a shareholder if the subscription would violate local laws of the shareholder’s jurisdiction. It is each shareholder’s responsibility to determine its eligibility under local laws of its jurisdiction.

Priority subscriptions will be allocated based on the number of preferred shares each shareholder owns as of April 13, 2015, the second record date, and each of our existing shareholders will be eligible to subscribe for up to the number of preferred shares necessary to avoid dilution of such shareholder’s pro rata stake in the preferred shares of our company held by such shareholder. A holder of preferred shares may only subscribe for preferred shares in the priority subscription. Additional details about the priority subscription process are available in the preliminary prospectus supplement, which we filed with the SEC on March 26, 2015.

The price of the preferred shares subscribed pursuant to the priority subscription will be the same as the price of such shares to the public in the global offering, which will be determined upon completion of the marketing of the offering. The price determination for our preferred shares will be made by agreement between us and the underwriters based on the process for evaluating investor demand known as bookbuilding as well as the price of our preferred shares on the BM&FBOVESPA. This price will be set forth on the cover page of the final prospectus supplement for the international offering.

In order to participate in the priority subscription, a shareholder eligible to participate must submit the applicable reservation request to a participating institution in the Brazilian offering between April 2, 2015 and April 6, 2015 (in the case of related party shareholders) and between April 7, 2015 and April 14, 2015 (in the case of all other shareholders), indicating a desired maximum investment amount in number of shares. The eligible shareholder may also limit the subscription to a maximum price per preferred share. By submitting the applicable reservation request to a participating institution in the Brazilian offering, the shareholder will be contractually obligated to purchase shares at a price to be determined on the pricing date based on the bookbuilding process as described above. Any shareholder wishing to participate in the priority subscription must also consult its broker in order to verify its broker’s applicable internal procedures relating to eligibility. For additional information about the priority subscription process, please see the preliminary prospectus supplement filed with the SEC.

A shareholder will not know the price per preferred share at the time such holder commits to subscribe shares in the priority subscription. A shareholder will consequently be unable to know the cost of avoiding dilution of its interest in us, and a shareholder will also be unable to estimate the book value dilution that will result from the public offering price.

A shareholder will only know the amount of cash consideration that such shareholder will pay in the priority subscription after the offering price has been determined, because the total cash consideration will depend on the offering price as well as the number of preferred shares to be purchased, which may be limited by the orders placed by other shareholders. If a shareholder opts to set forth a maximum price per share, its order will be automatically cancelled if the offering price exceeds the maximum price per share set forth in the reservation request.

A shareholder that participates in the priority subscription will agree to pay for the preferred shares at the price to be determined on the pricing date in cash in reais.

Detailed information about the priority subscription and the offering is included in the preliminary prospectus supplement on file with the SEC. Please visit the SEC’s website (www.sec.gov) or contact Telefônica Brasil at the number below to obtain a copy of the preliminary prospectus supplement and accompanying prospectus. Should you have any questions concerning this notice, you may contact representatives of Telefônica Brasil by calling +55 11 3430-3687.

Important Notice

Telefônica Brasil has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Telefônica Brasil has filed with the SEC for more complete information about Telefônica Brasil and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Telefônica Brasil will arrange to send you the prospectus if you request it by calling +55 11 3430-3687.